WISDOMTREE RULES-BASED METHODOLOGY

WisdomTree DEFA International Hedged Equity Index and

WisdomTree Japan Hedged Equity Index

Last Updated April 2010

WISDOMTREE RULES-BASED METHODOLOGY

Methodology Guide for DEFA International Hedged Equity Index and Japan Hedged Equity Index

1.	Index Overview and Description

WisdomTree Investments (WTI) has created a currency hedged version of its WisdomTree DEFA Index (“WisdomTree DEFA”) and WisdomTree Japan Dividend Index (“JDI”). WisdomTree DEFA Index and WisdomTree Japan Dividend Index are modified capitalization weighted indexes developed by WTI to define the dividend-paying segments of the Europe, Japan, Australia, New Zealand, Hong Kong, and Singapore stock markets. In June of each year, the WisdomTree DEFA Index and the WisdomTree Japan Dividend Index are reconstituted, with each components’ weight adjusted to reflect its dividend-weighting in its respective Index. The selection and weighting methodology for the WisdomTree DEFA International Hedged Equity Index and the WisdomTree Japan Hedged Equity Index are identical to the selection and weighting methodology used for the WisdomTree DEFA Index and the WisdomTree Japan Dividend Index.

For U.S. investors, international equity investments, including those represented by the WisdomTree DEFA Index and the WisdomTree Japan Dividend Index, include two components of return. The first is the return attributable to stock prices in the non-U.S. market or markets in which an investment is made. The second is the return attributable to the value of non-U.S. currencies in these markets relative to the U.S. dollar. The WisdomTree DEFA International Hedged Equity Index is designed to remove from index performance the impact of changes to the value of non-U.S. currencies relative to the U.S. dollar. The WisdomTree Japan Hedged Equity Index is designed to remove from index performance the impact of changes to the value of Japanese Yen relative to the U.S. dollar. In this sense, the Indexes “hedges” against fluctuations in the relative value of non-U.S. currencies against the U.S. dollar. The Indexes are designed to have higher returns than their equivalent non-currency hedged indexes when the U.S. Dollar is going up in value relative to foreign currencies. Conversely, the Indexes are designed to have lower returns than their equivalent non-hedged indexes when the U.S. dollar is falling in value relative to foreign currencies (e.g., the Euro is rising relative to the U.S. dollar). Calculation for the WisdomTree DEFA International Hedged Equity Index and the WisdomTree Japan Dividend Index are discussed in section 2.3.

WisdomTree DEFA Index, WisdomTree DEFA International Hedged Equity Index, WisdomTree Japan Dividend Index and WisdomTree Japan Hedged Equity Index are calculated to capture price appreciation and total return, which assumes dividends are reinvested into the Index. WisdomTree DEFA Index and WisdomTree Japan Dividend Index are calculated using primary market prices and are calculated in U.S. dollars.

2.	Key Features

2.1.	Membership Criteria

To be eligible for inclusion in the WisdomTree DEFA Index and the WisdomTree Japan Dividend Index, component companies must meet the minimum liquidity requirements established by WisdomTree Investments, including the requirement that shares of such component securities must have traded at least 250,000 shares per month for each of the six months preceding the International Screening Point.

WisdomTree DEFA component companies must list their shares on one of the major stock exchanges in Europe (i.e., Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, or the United Kingdom), the Tokyo Stock Exchange, or on the major stock exchanges in Australia, New Zealand, Hong Kong, or Singapore. Companies must be incorporated in Europe, Japan, Australia, New Zealand, Hong Kong, or Singapore and have paid at least $5 million in cash dividends on shares of their common stock in the annual cycle prior to the annual reconstitution. Companies must have a market capitalization of at least $100 million on the International Screening Point and shares of such companies must have had an average daily dollar volume of at least $100,000 for three months preceding the International Screening Point. Common stocks, REITs, tracking stocks, and holding companies are eligible for inclusion. Companies that are not incorporated in Europe, Japan, Australia, New Zealand, Hong Kong, or Singapore are excluded. ADRs, GDRs and EDRs, limited partnerships, royalty trusts, passive foreign investment companies, preferred stocks, closed-end funds, exchange-traded funds, and derivative securities such as warrants and rights are not eligible. 1

In the case of WisdomTree Japan Dividend Index, component companies must list their shares on the Tokyo Stock Exchange. Companies must be incorporated in Japan and have paid at least $5 million in cash dividends on shares of their common stock in the annual cycle prior to the annual reconstitution. Companies need to have a market capitalization of at least $100 million on the International Screening Point and shares of such companies need to have had an average daily dollar volume of at least $100,000 for three months preceding the International Screening Point. Common stocks, REITs, tracking stocks, and holding companies are eligible for inclusion. ADRs, GDRs and EDRs, limited partnerships, royalty trusts, passive foreign investment companies, preferred stocks, closed-end funds, exchange-traded funds, and derivative securities such as warrants and rights are not eligible.

[1]

Beginning with the December 2006 reconstitution, Mortgage REITs were no longer eligible for inclusion in the WisdomTree Domestic and International Dividend Indexes. For the WisdomTree International Dividend Indexes, this rule change took effect at the June 2007 reconstitution.

2.2	Base Date and Base Value

The WisdomTree DEFA Index and the WisdomTree Japan Dividend Index were established with a base value of 300 on May 31, 2006. The WisdomTree DEFA International Hedged Equity Index was established with a base value of 100 on August 31, 2008. The WisdomTree Japan Hedged Equity Index was established with a base value of 100 on February 1, 2010.

2.3	Calculation and Dissemination

The following formula is used to calculate the index levels for the International Dividend Indexes, unhedged for foreign currency:

Si{SiPi Ei}

D

Si = Number of shares in the index for security i.

Pi = Price of security i

Ei = Cross rate of currency of Security i vs. USD. If security price in USD, Ei = 1

D = Divisor

WisdomTree calculates Currency Hedged International indexes. The hedged indexes are designed to approximate the investable return available to U.S. based investors that seeks to neutralize currency fluctuations as a source of the international index return.

The WisdomTree DEFA International Hedged Equity Index and the WisdomTree Japan Hedged Equity Index are calculated once a day on a daily basis to remove the impact of currency and uses a WM/Reuters 1-month forward rate to do so. The precise calculation for the daily hedged currency index equals:

Where Forward Rate = WM/Reuters 1-month forward rate in foreign currency per U.S. dollar

Spot Rate = Spot Rate in foreign currency per U.S. dollar.

For each month m, there are d= 1, 2, 3, .. D calendar days so md is day d for month m and m0 is the last day of month m-1.

D=Total # days In Month

md= d day of Month m

The WisdomTree DEFA Index and the WisdomTree Japan Dividend Index are calculated whenever the New York Stock Exchange is open for trading. If trading is suspended while the exchange the component company trades on is still open, the last traded price for that stock is used for all subsequent Index computations until trading resumes. If trading is suspended before the opening, the stock’s adjusted closing price from the previous day is used to calculate the Index. Until a particular stock opens, its adjusted closing price from the previous day is used in the Index computation. Index values are calculated on both a price and total-return basis, in U.S. dollars. The price Indexes are calculated and disseminated on an intra-day basis. The total return Indexes are calculated and disseminated on an end-of-day basis. Price index values are calculated and disseminated every 15 seconds to the Chicago Mercantile Exchange (CME) so that such Index Values can print to the Consolidated Tape.

2.4	Weighting

The WisdomTree DEFA Index and the WisdomTree Japan Dividend Index are modified capitalization-weighted indexes that employ a transparent weighting formula to magnify the effect that dividends play in the total return of the Indexes. The initial weight of a component in the Index at the annual reconstitution is derived by multiplying the U.S. dollar value of the company’s annual dividend per share by the number of common shares outstanding for that company, “The Cash Dividend Factor.” 2 The Cash Dividend Factor is calculated for every component in the Index and then summed. Each component’s weight, at the International Weighting Date, is equal to its Cash Dividend Factor divided by the sum of all Cash Dividend Factors for all the components in that Index. The International Weighting Date is when component weights are set, it occurs immediately after the close of trading on the third Wednesday of June. New Component weights take effect before the opening of trading on the first Monday following the third Friday of June (the “International Reconstitution Date”).

[2]	Special Dividends are not included in the computation of Index weights.

The WisdomTree DEFA Index and the WisdomTree Japan Dividend Index will be modified should the following occur. Should any company achieve a weighting equal to or greater than 24.0% of its Index, its weighting will be reduced to 20.0% at the close of the current calendar quarter, and all other components in the Index will be rebalanced. Moreover, should the “collective weight” of Index component securities whose individual current weights equal or exceed 5.0% of the Index, when added together, equal or exceed 50.0% of the Index, the weightings in those component securities will be reduced so that their collective weight equals 40.0% of the Index at the close of the current calendar quarter, and other components in the Index will be rebalanced to reflect their relative weights before the adjustment. Further iterations of these adjustments may occur until no company or group of companies violates these rules.

2.5	Dividend Treatment

Normal dividend payments are not taken into account in the price Index, whereas they are reinvested and accounted for in the total return Index.3 However, special dividends that are not reinvested in the total return index require index divisor adjustments to prevent the distribution from distorting the price index.

2.6	Multiple Share Classes

In the event a component company issues multiple classes of shares of common stock, each class of share will be included in any broad-based Index, provided that dividends are paid on that share of stock. Conversion of a share class into another share class results in the deletion of the share class being phased out and an increase in shares of the surviving share class, provided that the surviving share class is in the Index.

3.	Index Maintenance

Index Maintenance includes monitoring and implementing the adjustments for company deletions, stock splits, stock dividends, spins-offs, or other corporate actions. Some corporate actions, such as stock splits, stock dividends, and rights offerings require changes in the index shares and the stock prices of the component companies in the WisdomTree DEFA Index and the WisdomTree Japan Dividend Index. Some corporate actions, such as stock issuances, stock buybacks, warrant issuances, increases or decreases in dividend per share between reconstitutions, do not require changes in the index shares or the stock prices of the component companies in the Index. Other corporate actions, such as special dividends and entitlements, may require Index divisor adjustments. Any corporate action, whether it requires divisor adjustments or not, will be implemented

[3]	For the International total return indexes, where information is available about both gross and net dividends, the Indexes assume re-investment of net dividends.

after the close of trading on the day prior to the ex-date of such corporate actions. Whenever possible, changes to the Index’s components, such as deletions as a result of corporate actions, will be announced at least two business days prior to their implementation date.

3.1.	Component Changes

•	Additions

Additions to the WisdomTree DEFA Index and the WisdomTree Japan Dividend Index are made at the annual reconstitution according to the inclusion criteria defined above. Changes are implemented before the opening of trading on the first Monday following the closing of trading on the third Friday in June. No additions are made to the WisdomTree DEFA Index and the WisdomTree Japan Dividend Index between annual reconstitutions.

•	Deletions

Shares of companies that are de-listed or acquired by a company outside of the WisdomTree DEFA Index and the WisdomTree Japan Dividend Index are deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in composition of the Index. A component company that cancels its dividend payment is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. A component company that files for bankruptcy is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. If a component company is acquired by another company in the Index for stock, the acquiring company’s shares and weight in the Index are adjusted to reflect the transaction after the close of trading on the day prior to the execution date.4 Component companies that reclassify their shares (i.e. that convert multiple share classes into a single share class) remain in the Index, although index shares are adjusted to reflect the reclassification.

3.2.	Spin-Offs and IPOs

Should a company be spun-off from an existing component company and pay a regular cash dividend, it is not allowed into the indexes until the next annual reconstitution, provided it meets all other inclusion

[4]

Companies being acquired will be deleted from the WisdomTree indexes immediately before the effective date of the acquisition or upon notice of a suspension of trading in the stock of the company that is being acquired. In cases where an effective date is not publicly announced in advance, or where a notice of suspension of trading in connection with an acquisition is not announced in advance, WisdomTree reserves the right to delete the company being acquired based on best available market information requirements. Spin-off shares of publicly traded companies that are included in the same indexes as their parent company are increased to reflect the spin-ff and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. Companies that go public in an Initial Public Offering (IPO) and that pay regular cash dividends and that meet all other Index inclusion requirements must wait until the next annual reconstitution to be included in the Index.

4.	Index Divisor Adjustments

Changes in the Index’s market capitalization due to changes in composition, weighting or corporate actions result in a divisor change to maintain the Index’s continuity. By adjusting the divisor, the Index value retains its continuity before and after the event. Corporate actions that require divisor adjustments will be implemented prior to the opening of trading on the effective date. In certain instances where information is incomplete, or the completion of an event is announced too late to be implemented prior to the ex-date, the implementation will occur as of the close of the following day or as soon as practicable thereafter. For corporate actions not described herein, or combinations of different types of corporate events and other exceptional cases, WisdomTree reserves the right to determine the appropriate implementation method.

Companies that are acquired, de-listed, file for bankruptcy, re-incorporate outside of a defined domicile or that cancel their dividends in the intervening weeks between the International Screening Point and the International Reconstitution Date are not included in the WisdomTree DEFA Index and the WisdomTree Japan Dividend Index, and the weights of the remaining components are adjusted accordingly.

5.	Selection Parameters for WisdomTree DEFA Internatioanl Hedged Equity Index and WisdomTree Japan Hedged Equity Index

Selection parameters for the the WisdomTree DEFA International Hedged Equity Index and WisdomTree Japan Hedged Equity Index are defined in section 2.1. Companies that pass this selection criterion as of the International Screening Point are included in the WisdomTree DEFA International Hedged Equity Index and the WisdomTree Japan Hedged Equity index. The component companies are assigned weights in the Index as defined is section 2.4., and annual reconstitution of the Index takes effect as defined in section 3.1.